UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          THE PERKIN-ELMER CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                        -------------------------------
                         (Title of Class of Securities)

                                    714041100
                               -----------------
                                 (CUSIP Number)

                                  March 6, 1998
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 26 Pages
                             Exhibit Index: Page 20

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 2 of 26 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,429,475
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          2,429,475

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.00%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 3 of 26 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,429,475
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          2,429,475

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.00%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 4 of 26 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                2,429,475
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          2,429,475

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,429,475

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.00%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 5 of 26 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                102,078
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,429,475
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 102,078
    With
                           8        Shared Dispositive Power
                                          2,429,475

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,531,553

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.22%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 6 of 26 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                1,511,737
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,531,553
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,511,737
    With
                           8        Shared Dispositive Power
                                          2,531,553

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,043,290

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    8.33%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 7 of 26 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               2,531,553
    Each
  Reporting                7        Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         2,531,553

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,531,553

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.22%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 8 of 26 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                               204,242
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                204,242
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            204,242

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .42%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 9 of 26 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                204,242
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 204,242
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            204,242

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .42%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                          Page 10 of 26 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               393,136
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               2,429,475
    Each
  Reporting                7        Sole Dispositive Power
   Person                                393,136
    With
                           8        Shared Dispositive Power
                                         2,429,475

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,822,611

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.81%

12       Type of Reporting Person*

                  IA; IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 26 Pages


Item 1(a)           Name of Issuer:

                    The Perkin-Elmer Corporation (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    761 Main Avenue, Norwalk, CT 06859.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                    ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                    iii) QIH  Management,  Inc.,  a Delaware  corporation  ("QIH
                         Management");

                    iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    v)   Mr. George Soros ("Mr. Soros");

                    vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                    vii) Winston Partners,  L.P., a Delaware limited partnership
                         ("Winston L.P.");

                    viii)Chatterjee Fund  Management,  L.P., a Delaware  limited partnership ("CFM"); and

                    ix)  Purnendu Chatterjee ("Dr. Chatterjee").

                    This Statement relates to Shares (as defined herein) held for the accounts of Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), QIP, Mr. Soros, OSI (as defined herein), Winston L.P., Dr Chatterjee and Chatterjee Charitable Foundation, a New York trust ("CCF").

SFM LLC serves as principal investment manager to Quasar Partners, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager of SFM LLC and is also a member of the management committee of SFM LLC.

QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management and the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

Open Society Institute is a New York Trust ("OSI") of which Mr. Soros serves as one of several trustees.

                                                             Page 12 of 26 Pages



CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. Dr. Chatterjee serves as a trustee of CCF.

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                    The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                    The address of the principal business office of Winston L.P., CFM and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)           Citizenship:

                    i) QIP is a Cayman Islands exempted limited duration company;

                    ii)  QIHMI is a Delaware limited partnership;

                    iii) QIH Management is a Delaware corporation;

                    iv)  SFM LLC is a Delaware limited liability company;

                    v)   Mr. Soros is a United States citizen; and

                    vi)  Mr. Druckenmiller is a United States citizen;

                    vii) Winston L.P. is a Delaware limited partnership;

                    viii) CFM is a Delaware limited partnership; and

                    ix)  Dr. Chatterjee is a United States citizen.


Item 2(d)           Title of Class of Securities:

                         Common Stock, $1.00 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         714041100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

                                                             Page 13 of 26 Pages


Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                    (i) Each of QIP, QIHMI and QIH Management may be deemed to be the beneficial owner of the 2,429,475 Shares held for the account of QIP.

                    (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner of 2,531,553 Shares. This number consists of (A) 2,429,475 Shares held for the account of QIP and (B) 102,078 Shares held for the account of Quasar Partners.

                    (iii)Mr. Soros may be deemed to be the beneficial owner of 4,043,290 Shares. This number consists of (A) 673,681 Shares held for his personal account, (B) 2,429,475 Shares held for the account of QIP, (C) 102,078 Shares held for the account of Quasar Partners and (D) 838,056 Shares held for the account of OSI.

                    (iv) Each of Winston L.P. and CFM may be deemed to be the beneficial owner of the 204,242 Shares held for the account of Winston L.P.

                    (v) Dr. Chatterjee may be deemed to be the beneficial owner of 2,822,611 Shares. This number consists of (A) 148,894 Shares held for his personal account, (B) 204,242 Shares held for the account of Winston L.P., (C) 2,429,475 Shares held for the account of QIP and (D) 40,000 Shares held for the account of CCF.

Item 4(b)           Percent of Class:

                    (i) The number of Shares of which each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.00% of the total number of Shares outstanding.

                    (ii) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.00% of the total number of Shares outstanding.

                    (iii)The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 7.66% of the total number of Shares outstanding.

                    (iv) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .34% of the total number of Shares outstanding.

                    (v) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 6.50% of the total number of Shares outstanding.

                    Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros.

                                                             Page 14 of 26 Pages



Item 4(c)      Number of shares as to which such person has:

          QIP
          ---

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,429,475

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,429,475

          QIHMI
          -----

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,429,475

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:2,429,475

          QIH Management
          --------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,429,475

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,429,475

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                 102,078

          (ii) Shared power to vote or to direct the vote:             2,429,475

          (iii) Sole power to dispose or to direct the disposition of:   102,078

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,429,475

                                                             Page 15 of 26 Pages


          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:               1,511,737

          (ii) Shared power to vote or to direct the vote:             2,531,553

          (iii) Sole power to dispose or to direct the disposition of: 1,399,600

          (iv) Shared power to dispose or to direct the disposition of:2,531,553

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,531,553

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,531,553

          Winston L.P.
          ------------

          (i)  Sole power to vote or to direct the vote:                 204,242

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   204,242

          (iv) Shared power to dispose or to direct the disposition of:        0

          CFM
          ---

          (i)  Sole power to vote or to direct the vote:                 204,242

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   204,242

          (iv) Shared power to dispose or to direct the disposition of:        0

          Dr. Chatterjee
          --------------

          (i)  Sole power to vote or to direct the vote:                 393,136

          (ii) Shared power to vote or to direct the vote:             2,429,475

          (iii) Sole power to dispose or to direct the disposition of:   393,136

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,429,475


Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

                                                             Page 16 of 26 Pages



Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (iii)Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                    (iv) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                    (v)  OSI  has  right  to   participate  in  the  receipt  of
dividends from, and proceeds from the sale of, the Shares held for its account.

                    (vi) The beneficiaries of CCF have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of CCF.

                    (vii)Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                    Each  of  QIP,  QIHMI,  QIH  Management,  SFM  LLC  and  Mr.
Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Mr. Soros, Winston L.P., CCF, and Dr. Chatterjee. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., CCF, and Dr. Chatterjee. Winston L.P. expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, OSI, Mr. Soros, CCF and Dr. Chatterjee. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI and Mr. Soros. The inclusion of the Shares held for the account of OSI herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

                                                             Page 17 of 26 Pages



Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 18 of 26 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 6, 1998                    QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  March 6, 1998                    QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  March 6, 1998                    SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  March 6, 1998                    GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 19 of 26 Pages



Date:  March 6, 1998                    STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             General Partner

                                             By:  Purnendu Chatterjee,
                                                  General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


Date:  March 6, 1998                    CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date: March 6, 1998                     PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 20 of 26 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................         21

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren  and  Mr. Michael C. Neus.......................         22

C.        Power of Attorney dated May 23, 1996 granted by Quantum
          Industrial Partners LDC in favor of Mr. Gary Gladstein,
          Mr. Sean Warren and Mr. Michael Neus...................         23

D.        Power of  Attorney  dated May 31,  1995  granted by Dr.
          Purnendu    Chatterjee    in   favor   of   Mr.   Peter
          Hurwitz................................................         24

E.        Joint Filing Agreement dated March 6, 1998 by and among
          Quantum   Industrial   Partners  LDC,  QIH   Management
          Investor,  L.P.,  QIH  Management,   Inc.,  Soros  Fund
          Management  LLC, Mr.  George  Soros and Mr.  Stanley F.
          Druckenmiller,  Winston Partners, L.P., Chatterjee Fund
          Management, L.P. and Dr. Purnendu Chatterjee...........         25